[USCorp Letterhead]

April 8, 2008

Mr. Mark A. Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549-7010

Re:	USCORP (the “Company”)
Form 10-KSB for the Fiscal Year ended September 30, 2007 (“Form 10-KSB”)
Filed January 9, 2008
File No. 000-19061

Dear Sir:

Please find electronically transmitted herewith responses to your general engineering comments dated February 5, 2008. This response letter has been numbered to coincide with your comment letter. Please note that all exhibits to this response letter as well as a copy of “previously submitted” documents are included in PDF format on a CD that you may keep for future reference. The exhibits are provided as supplemetal information and are not being submitted to, or filed with, the Commission by USCorp. The list of Exhibits are as follows:

Exhibit 1  Twin Peaks Technical Report
Exhibit 2  Twin Peaks Feasibility Study
Exhibit 3  Picacho-Salton Technical Report
Exhibit 4  Picacho Feasibility Study
Exhibit 5  Twin Peaks Permitting Timeline
Exhibit 6  Picacho-Salton Permitting Timeline
Exhibit 7  Consents of Experts
Exhibit 8  “Previously Submitted” Supplemental Documents
Exhibit 9  Form 10-KSB/A (draft) for period ending 30 September 2007
Exhibit 10    Twin Peaks Biological Evaluation
Exhibit 11    Twin Peaks Archeological Evaluation

Engineering Comments

General

14.
We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents files with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response.

Mr. Mark A. Wojciechowski
April 8, 2008

Response 14. The following disclaimer can be found at www.uscorpnv.com:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

15.
We also note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated or inferred resources and reserves on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” geologic resources,” “proven,” “probable,” measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB. You can review and obtain copies of these filings from the SEC’s website at http:/www.sec.gov/edgar.shtml.”

Please indicate the location of this disclaimer in your response.

Response 15. The following disclaimer can be found at www.uscorpnv.com:

“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” geologic resources,” “proven,” “probable,” measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB. You can review and obtain copies of these filings from the SEC’s website at
 http://sec.gov/cgi-bin/browse-edgar?company=uscorp&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany.”

Mr. Mark A. Wojciechowski
April 8, 2008

USMETALS - Summary of Organization and Business, page 4

16.
Proven and probable reserves are disclosed for your Picacho-Salton and Twin Peak properties. Please note that it is the staff’s position that mineral reserves for a mineral property cannot be designated unless:

▪ Competent professional engineers conduct a detailed engineering and economic feasibility study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

▪ A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Other feasibility studies such as scoping, pre-feasibility or feasibility studies are inadequate.

▪ A historic three-year average commodity price is used in any reserve or cash flow analysis to designate reserves.

▪ To meet the “legal” part of the reserve definition, the primary environmental analysis and appropriate documents should have been filed with the appropriate governmental authorities and your company has demonstrated that the mineral property should receive the necessary governmental permits.

Response 16. We have removed references to proven and probable reserves. Please see Form 10-KSB/A (draft) pages 4, 5, 9, 10, 12, 20 and 21 see Exhibit 9. We have removed the Picacho-Salton and Twin Peak properties executive summaries from our web site and replaced them with revised executive summaries please see Exhibits 2 and 4. Please note that our geologist has revised our 2007 Feasibility Studies in order to reflect a more complete interpretation and application of the NI 43-101 classifications based on available data. As supplemental information we have attached the Biological and Archeological Evaluations for the Twin Peaks property (see Exhibits 10 and 11) which are part of our Mining Plan of Operations that is being prepared for the Bureau of Land Management (BLM).

17.
We have reviewed the executive summaries on your website and require additional information concerning these feasibility studies. Please forward to our engineer as supplemental information and not as part of the registration statement, your information that establishes the legal, technical and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) or Regulation C. The information requested includes, but is not limited to:

▪ Property and geologic maps

▪ Description of your sampling and assaying procedures

▪ Drill-hole maps showing drill intercepts

▪ Representative geologic cross-sections and drill logs

▪ Description and examples of your cut-off grade calculation procedures

▪ Cutoff grades used for each category or your reserves and resources

▪ Justification for the drill hole spacing used at various classification levels

▪ A detailed description of your procedures for estimating reserves

▪ Copies of any pertinent engineering or geological reports and complete documentation of the feasibility studies or mine plans which including the cash flow analyses

▪ A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Mr. Mark A. Wojciechowski
April 8, 2008

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response 17.

▪ Property and geologic maps have been previously submitted; hardcopies submitted in September and October 2005 see Exhibit 8. Supplemental material attached in Exhibits 1 through 4.

▪ A description of our sampling and assaying procedures has been previously submitted; hardcopies submitted in September and October 2005 see Exhibit 8. Supplemental material attached in Exhibits 1 and 3.

▪ Drill-hole maps showing drill intercepts have been previously submitted; hardcopies submitted in September and October 2005 see Exhibit 8. Supplemental material attached in Exhibits 1 and 3.

▪ Representative geologic cross-sections are attached in Exhibits 1 and 3. Drill logs have been previously submitted; hardcopies submitted in September and October 2005 see Exhibit 8. Supplemental material attached in Exhibits 1 and 3.

▪ Description and examples of our cut-off grade calculation procedures are attached in Exhibits 1 and 3.

▪ Cut-off grades used for each category of our reserves and resources are attached in Exhibits 1 and 3.

▪ Justification for the drill hole spacing used at various classification levels attached in Exhibits 1 and 3.

▪ A detailed description of our procedures for estimating mineral resources are attached in Exhibits 1 and 3 and has been set per Industry SME and CIM best practices guidelines.

▪ Copies of any pertinent engineering or geological reports and complete documentation of the feasibility studies or mine plans which include the cash flow analyses have been previously submitted; hardcopies submitted in September and October 2005 see Exhibit 8. Supplemental material attached in Exhibits 1 and 3.

▪ Detailed permitting and government approval schedules for the projects, particularly identifying the primary environmental or construction approval(s) and our current location on those schedules are attached as Exhibits 5 and 6.

18.
We note you have designated proven resources for your Picacho Salton property. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please clarify and/or correct this disclosure within your filing.

Response 18. We have removed references to proven and probable reserves. Please see Form 10-KSB/A (draft) pages 4, 5, 9, 10, 12, 20 and 21 see Exhibit 9. We have removed the Picacho-Salton and Twin Peak properties executive summaries from our web site and replaced them with revised executive summaries attached as Exhibits 2 and 4.

19.
Please provide as supplemental information, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Response 19. Consents from experts whose names are cited are attached in Exhibit 7.

Mr. Mark A. Wojciechowski
April 8, 2008

History of Previous Operations, page 9

20.
Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please review your disclosure and make the necessary revisions.

Response 20. In accordance with SEC Industry Guide 7 we are not declaring proven or probable reserves. We have removed references to proven and probable reserves from our web site and our Form 10-KSB. Please see Form 10-KSB/A (draft) pages 4, 5, 9, 10, 12, 20 and 21 see Exhibit 9. We have removed the Picacho-Salton and Twin Peak properties executive summaries from our web site and replaced them with revised executive summaries see Exhibits 2 and 4.

21.
The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimates and/or gold equivalent grade calculations, if used. Show that these calculations demonstrate the cutoff grade or tenor used to define a mineral resource has reasonable prospects for the economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response 21. Please see attached Exhibits 1 and 3.

22.	As footnotes or as part of your reserve tables, disclose the following

▪ The reserve incorporates losses for mine dilution and mining recovery

▪ The metallurgical recovery factor for each mine, processing operation, or mineralization zone

▪ The prices and currency conversion factors used to estimate your reserves

▪ Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Response 22.

We are not declaring reserves as per SEC guidelines and we have removed references to proven and probable reserves from our Form 10-KSB/A (draft) see Exhibit 9. Please see attached Exhibits 1 and 3.

The metallurgical recovery factor for each mine, processing operation, or mineralization zone are found in Exhibits 1 through 4.

The prices and currency conversion factors are not applicable to our projects.

Ownership is 100% for all our properties and is disclosed in Exhibits 1, 2, 3 and 4, and on our Forms 10-KSB previously filed with the SEC, and in Form 10-KSB/A (draft) on pages 2 through 6 see Exhibit 9.

Mr. Mark A. Wojciechowski
April 8, 2008

Further, in connection with our response to your comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that they have responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know.

Sincerely,
/s/ Robert Dultz
Robert Dultz, Chief Executive Officer